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Lorus Therapeutics Inc.

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Susana Hsu / Emily Brunner

Tim Clemensen

Grace Tse

Mansfield Communications

Rubenstein & Co.

Tel: (416) 798-1200 ext. 380

(416) 599-0024 / (212) 370-5045

(212) 843-9337

Email: ir@lorusthera.com

susana@mcipr.com / emily@mcipr.com

tim@rir1.com

LORUS ANNOUNCES INTERNATIONAL CONFERENCE PRESENTATION OF THE CLINICAL TRIAL OF GTI-2040 COMBINED WITH DOCETAXEL AND PREDNISONE IN HORMONE REFRACTORY PROSTATE CANCER

– Presentation at International Conference on Molecular Targets and
Cancer Therapeutics –

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, November 15, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the publication in abstract of interim results of a clinical trial of GTI-2040 in combination with docetaxel and prednisone in patients with hormone refractory prostate cancer (HRPC). The abstract is published in the meeting book of the International Conference on Molecular Targets and Cancer Therapeutics, held in Philadelphia from November 14 to 18, 2005. A further update of these interim results was presented today in a scientific session at the conference.

The abstract reports that in patients evaluable for prostate-specific antigen (PSA) there were seven PSA responses (reductions of greater than 50%), seven disease stabilizations and one disease progression on this regimen of antisense therapy targeting the R2 component of ribonucleotide reductase combined with docetaxel and prednisone. One patient was inevaluable and eight were not yet assessed. PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response.

Dr. Srikala Sridhar of Princess Margaret Hospital today presented updated data showing along with an acceptable tolerability profile that nine of 22 PSA evaluable patients to date have shown a PSA response, and that five of these patients are ongoing and subject to further PSA evaluation.

A Steering Committee meeting on November 4, 2005, involving the US National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP), Lorus, and the investigators also reviewed the findings.  It was identified that eight of the first 18 evaluable patients required for interim assessment had a PSA response, which meets the protocol defined efficacy criterion required for extending enrollment. Pharmacokinetic and pharmacodynamic studies are ongoing and will also be assessed as part of the evaluation.

Median survival in HRPC is a dismal 18 months despite initial responses to chemotherapy, so there is a need for novel combination therapies.

“This promising study in prostate cancer is one of six ongoing clinical investigations with
GTI-2040 in various tumor indications sponsored by the US National Cancer Institute Cancer Therapy Evaluation Program under a Clinical Trials Agreement with Lorus for the development of GTI-2040,” said Dr. Jim Wright, CEO. “This program is very important because it provides Lorus with the advantage of selecting the most promising opportunities for development.”

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies and successfully completed a Phase I clinical trial in the U.S. GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 is being tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated. GTI 2040 recently completed a phase II study in combination chemotherapy for the treatment of renal cell carcinoma. In this study of late stage patients, 52% of the patient population displayed disease stabilizations with few unexpected side effects and tumor regressions were observed in some patients.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.